Exhibit 99-1
                                                                    ------------





                    Koor Industries Limited
                   (An Israeli Corporation)

                     Consolidated Interim
                     Financial Statements
                   As at September 30, 2006
                          (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at September 30, 2006
--------------------------------------------------------------------------------


CONTENTS


                                                                          Page
                                                                          ----


Auditors' Review Report                                                     2

Condensed Consolidated Interim Balance Sheets                               3

Condensed Consolidated Interim Statements of Income                         4

Condensed Interim Statements of Changes in Shareholders' Equity             5

Condensed Consolidated Statements of Cash Flows                             9

Notes to the Interim Financial Statements                                  18

[KPMG GRAPHIC OMITTED]

                           Somekh Chaikin               Telephone 972 3 684 8000
                           KPMG Millennium Tower        Fax 972 3  684  8444
                           17 Ha'arba'a Street,         Internet www.kpmg.co.il
                           PO Box 609
                           Tel Aviv 61006 Israel



The Board of Directors
Koor Industries Limited
-----------------------


AUDITORS' REVIEW REPORT OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2006, the related condensed consolidated interim statements of income, the condensed interim statements of changes in shareholders' equity and the condensed consolidated interim statements of cash flows for the nine-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries, whose assets as at September 30, 2006 constitute 9% of the total consolidated assets and whose revenues and earnings for the nine-month and for the three-month periods then ended constitute 50% and 54% of the total continuing consolidated revenues and earnings, respectively and whose revenues and earnings for the nine-month period then ended constitute 100% of the total discontinuing consolidated revenues and earnings. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company's investments constitute NIS 181,873 thousand as at September 30, 2006 and its equity in earnings for the nine-month and the three-month periods then ended constitute NIS 11,057 thousand and NIS 5,474, respectively.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

November 22, 2006
Tel-Aviv, Israel



                    Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG
                       International, a Swiss cooperative.


Condensed Consolidated Interim Balance Sheets
------------------------------------------------------------------------------------------------------------------

                                                                                                      Convenience
                                                                                                      translation
                                                                                                       (Note 1A3)
                                                                                                     ------------
                                                        September 30               December 31       September 30
                                                ----------------------------
                                                     2006               2005              2005               2006
                                                ----------        ----------       -----------      --------------
                                                      Unaudited                        Audited          Unaudited
                                                ----------------------------------------------      --------------
                                                             NIS thousands                          US$ thousands
                                                ----------------------------------------------      --------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                         220,153             66,021           318,798            51,175
Short-term deposits and investments               443,364            477,477           541,159           103,060
Trade receivables                                  91,913            110,669            93,544            21,365
Other  receivables                                 63,046             96,416            87,937            14,655
Inventories and work in progress                   81,706            102,116            90,909            18,992
Assets designated for sale                              -             41,194                 -                 -
                                                ---------          ---------         ---------         ---------
                                                  900,182            893,893         1,132,347           209,247
                                                ---------          ---------         ---------         ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliates                       3,501,310       (*)2,857,695      (*)2,664,020           813,880
Other investments and receivables                 549,581            567,091           547,013           127,750
                                                ---------          ---------         ---------         ---------
                                                4,050,891          3,424,786         3,211,033           941,630
                                                ---------          ---------         ---------         ---------

FIXED ASSETS, NET                                 766,203            683,184           726,606           178,104
                                                ---------          ---------         ---------         ---------

INTANGIBLE ASSETS, DEFERRED TAX ASSETS
 and deferred expenses                             21,486             14,833            19,461             4,994
                                                ---------          ---------         ---------         ---------

ASSETS RELATING TO DISCONTINUED OPERATIONS              -          1,304,231           198,816                 -
                                                ---------          ---------         ---------         ---------


                                                5,738,762          6,320,927         5,288,263         1,333,975
                                                =========          =========         =========         =========



(*) Restated - See Note 1C(4).


The accompanying notes are an integral part of the financial statements.

                                                                                        Koor Industries Limited
                                                                                       (An Israeli Corporation)

-----------------------------------------------------------------------------------------------------------------

                                                                                                      Convenience
                                                                                                      translation
                                                                                                       (Note 1A3)
                                                                                                     ------------
                                                        September 30               December 31       September 30
                                                ----------------------------
                                                     2006               2005              2005               2006
                                                ----------        ----------       -----------      --------------
                                                      Unaudited                        Audited          Unaudited
                                                ----------------------------------------------      --------------
                                                             NIS thousands                          US$ thousands
                                                ----------------------------------------------      --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                      110,929            346,870           272,127            25,785
Trade payables                                     82,989             91,499            91,606            19,291
Other payables                                    187,408            212,527           203,289            43,563
Customer advances                                  28,439             33,357            21,942             6,611
                                                ---------          ---------         ---------         ---------
                                                  409,765            684,253           588,964            95,250
                                                ---------          ---------         ---------         ---------

LONG-TERM LIABILITIES
Long-term bank loans                            1,891,882          1,732,582         1,555,149           439,768
Other long-term loans                              51,639             72,627            54,147            12,004
Debentures                                        994,325            386,530           390,854           231,131
Deferred taxes                                     10,606                 74                78             2,465
Liability for employee severance
 benefits, net                                      8,729              8,940             3,860             2,029
                                                ---------          ---------         ---------         ---------
                                                2,957,181          2,200,753         2,004,088           687,397
                                                ---------          ---------         ---------         ---------

LIABILITIES RELATING TO DISCONTINUED
 OPERATIONS                                             -          1,015,444           160,048                 -
                                                ---------          ---------         ---------         ---------

MINORITY INTEREST                                  77,253             45,564            56,729            17,957
                                                ---------          ---------         ---------         ---------

SHAREHOLDERS' EQUITY                            2,294,563       (*)2,374,913      (*)2,478,434           533,371
                                                ---------          ---------         ---------         ---------



                                                5,738,762          6,320,927         5,288,263         1,333,975
                                                =========          =========         =========         =========



 ------------------------------           ---------------------------------     --------------------------------
        Jonathan Kolber                           Raanan Cohen                           Michal Yageel
     Chairman of the Board                  Chief Executive Officer                  Corporate Controller
         of Directors


Date of approval:  November 22, 2006

                                                                                                             3


                                                                                                    Koor Industries Limited
                                                                                                        (An Israeli Company)
Condensed Consolidated Interim Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year     Nine months
                                                                                                        ended           ended
                                Nine months ended September 30  Three months ended September 30   December 31    September 30
                                ------------------------------  -------------------------------
                                         2006         (1)2005           2006             2005            2005            2006
                                 ------------       ----------  ------------     -------------- -------------   -------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                ------------------------------  ------------------------------- -------------   -------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                                ------------------------------  ------------------------------- -------------   -------------
REVENUES AND EARNINGS
Revenue from sales and
services                             645,593         784,417         210,887         220,731         988,382         150,068
Group's equity in the
 operating results of
 investee companies
 net (see Note 1C(3))                 85,680      (*)324,768          25,145       (*)61,579     (*) 359,362          19,916
Other income, net                     15,596         163,554          12,071          12,954         223,205           3,625
                                  ----------    ------------    ------------     -----------   -------------     -----------
                                     746,869   (*) 1,272,739         248,103     (*) 295,264   (*) 1,570,949         173,609
                                  ----------    ------------    ------------     -----------   -------------     -----------
COSTS AND LOSSES
Cost of sales and services           493,568         634,331         161,315         170,878         801,657         114,730
Selling and marketing expenses        53,273          68,470          16,900          15,225          89,146          12,383
General and administrative
 expenses                            121,932      (*)123,183          26,635       (*)40,867      (*)165,353          28,342
Financing expenses, net              101,474         140,419          30,488          43,023         182,957          23,588
                                  ----------    ------------    ------------     -----------   -------------     -----------
                                     770,247      (*)966,403         235,338      (*)269,993   (*) 1,239,113         179,043
                                  ----------    ------------    ------------     -----------   -------------     -----------
EARNINGS (LOSS) BEFORE
 INCOME TAX                          (23,378)     (*)306,336          12,765       (*)25,271     (*) 331,836          (5,434)
Income tax                           (19,714)        (84,266)         (1,079)          2,054         (80,701)         (4,583)
                                  ----------    ------------    ------------     -----------   -------------     -----------
                                     (43,092)     (*)222,070          11,686       (*)27,325     (*) 251,135         (10,017)
Minority interest in
 Consolidated
 companies' results, net              (7,106)          6,682          (4,362)            506           9,135          (1,652)
                                  ----------    ------------    ------------     -----------   -------------     -----------
NET EARNINGS (LOSS) FROM
 CONTINUING OPERATIONS               (50,198)     (*)228,752           7,324       (*)27,831     (*) 260,270         (11,669)

NET EARNINGS (LOSS) FROM
 DISCONTINUED
 OPERATIONS (NOTE 6)                   2,333         (30,187)              -          (6,235)         50,381             542
CUMULATIVE EFFECT AS OF THE
 BEGINNING OF THE YEAR OF
 CHANGE IN ACCOUNTING
 METHOD (Note 1C(3))                  62,552          (3,054)              -               -          (3,054)         14,541
                                  ----------    ------------    ------------     -----------   -------------     -----------
NET EARNINGS
 FOR THE PERIOD                       14,687      (*)195,511           7,324       (*)21,596     (*) 307,597           3,414
                                  ==========    ============    ============     ===========   =============     ===========

                                        NIS     (*)(**) NIS             NIS     (*)(**) NIS     (*)(**) NIS             US$
                                  ----------    ------------    ------------     -----------   -------------     -----------

BASIC EARNINGS (LOSS) PER
 ORDINARY SHARE:
From continuing operations            (3.105)         14.142           0.514           1.780          16.437          (0.722)
From discontinued operations           0.143          (1.887)              -          (0.386)          3.143           0.033
From cumulative effect of
 change in accounting method           3.824          (0.191)              -               -          (0.191)          0.889
                                  ----------    ------------    ------------     -----------   -------------     -----------
Net earnings for the period            0.862          12.064           0.514           1.394          19.389           0.200
                                  ==========    ============    ============     ===========   =============     ===========

DILUTED EARNINGS (LOSS) PER
 ORDINARY SHARE:
From continuing operations            (3.105)         11.955           0.510           1.352          13.794          (0.722)
From discontinued operations           0.143          (1.827)              -          (0.375)          3.045           0.033
From cumulative effect of
 change in accounting method           3.824          (0.185)              -               -          (0.185)          0.889
                                  ----------    ------------    ------------     -----------   -------------     -----------
Net earnings for the period            0.862           9.943           0.510           0.977          16.654           0.200
                                  ==========    ============    ============     ===========   =============     ===========
(*)  Restated - See Note 1C(4)
(**) Restated - See Note 1C(2)
(1)  See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                                                                        Koor Industries Limited
                                                                                           (An Israeli Company)

Condensed Interim Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------


                                                                                                            Amounts
                                                        Number of                                        received in
                                                         ordinary            Share          Capital       respect of
                                                        shares (1)         capital         reserves    stock options
                                                     -------------     -----------      -----------    -------------
                                                                                   NIS thousands
                                                     ----------------------------------------------------------------
BALANCE AS AT JANUARY 1, 2006 (AUDITED)                16,146,668         564,515     (*)2,565,488          21,715

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2006 (Unaudited):
Net earnings for the period                                     -               -                -               -
Stock-based compensation expenses                               -               -            1,153               -
Exercise of stock options granted to employees            357,084             * -                -               -
Cumulative foreign currency translation
 adjustments                                                    -               -                -               -
                                                     ------------     -----------     ------------      ----------
BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)           16,503,752         564,515        2,566,641          21,715
                                                     ============     ===========     ============      ==========

BALANCE AS AT JANUARY 1, 2005 (Audited)                15,824,185         564,515        2,564,099               -

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2005 (Unaudited):
Net earnings for the period                                     -               -                -               -
Stock-based compensation expenses                               -               -         (*)1,041               -
Issuance of shares held by subsidiary                     193,229             * -                -               -
Issuance of stock options                                       -               -                -          21,715
Exercise of stock options granted to employees            117,564             * -                -               -
Cumulative foreign currency translation
 adjustments                                                    -               -                -               -
                                                     ------------     -----------     ------------      ----------
BALANCE AS AT SEPTEMBER 30, 2005 (Unaudited)           16,134,978         564,515     (*)2,565,140          21,715
                                                     ============     ===========     ============      ==========
[table continued]


                                                            Company         Cumulative
                                                     shares held by   foreign currency       Retained          Total
                                                    the company and       translation        earnings   Shareholders'
                                                       subsidiaries        adjustments       (deficit)        equity
                                                    ---------------   ----------------    ------------  ---------------
                                                                            NIS thousands
                                                    -------------------------------------------------------------------
BALANCE AS AT JANUARY 1, 2006 (Audited)                     (6,071)            15,983     (*)(683,196)    (*)2,478,434

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2006 (Unaudited):
Net earnings for the period                                      -                  -          14,687           14,687
Stock-based compensation expenses                                -                  -               -            1,153
Exercise of stock options granted to employees                   -                  -               -              * -
Cumulative foreign currency translation
 adjustments                                                     -           (199,711)              -         (199,711)
                                                        -----------       -----------     ------------    ------------
BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)                (6,071)          (183,728)       (668,509)       2,294,563
                                                        ===========       ===========     ============    ============

Balance as at January 1, 2005 (Audited)                    (80,321)          (205,674)       (966,152)       1,876,467

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2005 (Unaudited):
Net earnings for the period                                      -                  -      (*)195,511       (*)195,511
Stock-based compensation expenses                                -                  -               -         (*)1,041
Issuance of shares held by subsidiary                       74,250                  -         (24,641)          49,609
Issuance of stock options                                        -                  -               -           21,715
Exercise of stock options granted to employees                   -                  -               -              * -
Cumulative foreign currency translation
 adjustments                                                     -            230,570               -          230,570
                                                        -----------       -----------     ------------    ------------
BALANCE AS AT SEPTEMBER 30, 2005 (Unaudited)                (6,071)            24,896     (*)(795,282)    (*)2,374,913
                                                        ===========       ===========     ============    ============


(1) Net of the Company holdings and subsidiaries' holdings.
(*) Restated - see Note 1C(4).
 * Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                                                                                   5

                                                                                           Koor Industries Limited
                                                                                              (An Israeli Company)

Condensed Interim Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------


                                                                                                            Proceeds
                                                        Number of                                               from
                                                         ordinary            Share          Capital      issuance of
                                                        shares (1)         capital         reserves    stock options
                                                     -------------     -----------      -----------    -------------
                                                                                   NIS thousands
                                                     ----------------------------------------------------------------

BALANCE AS AT JULY 1, 2006 (Unaudited)                   16,480,763         564,515        2,566,558          21,715

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2006 (Unaudited):
Net earnings for the period                                       -               -                -               -
Stock-based compensation expenses                                 -               -               83               -
Exercise of stock option granted to employees                22,989             * -                -               -
Cumulative foreign currency translation
 adjustments                                                      -               -                -               -
                                                        -----------       -----------   --------------    ------------
BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)             16,503,752         564,515        2,566,641          21,715
                                                        ===========       ===========   =============     ============

BALANCE AS AT JULY 1, 2005 (Unaudited)                   16,118,784          564,515    (*)2,564,793          21,715

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2005 (Unaudited):
Net earnings for the period                                       -                -               -               -
Stock-based compensation expenses                                 -                -          (*)347               -
Exercise of stock option granted to employees                16,194              * -               -               -
Cumulative foreign currency translation
 adjustments                                                      -                -               -               -
                                                        -----------       -----------   --------------    ------------

BALANCE AS AT SEPTEMBER 30, 2005
 (Unaudited)                                             16,134,978          564,515    (*)2,565,140          21,715
                                                        ===========       ===========   =============     ============


[table continued]

                                                                Company         Cumulative
                                                         shares held by   foreign currency                          Total
                                                        the company and       translation        Retained   Shareholders'
                                                           subsidiaries        adjustments           loss        equity
                                                        ---------------   ----------------    ------------  ---------------
                                                                                NIS thousands
                                                        -------------------------------------------------------------------

BALANCE AS AT JULY 1, 2006 (Unaudited)                        (6,071)           (86,925)         (675,833)       2,383,959

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2006 (Unaudited):
Net earnings for the period                                        -                  -             7,324            7,324
Stock-based compensation expenses                                  -                  -                 -               83
Exercise of stock option granted to employees                      -                  -                 -                -
Cumulative foreign currency translation
 adjustments                                                       -            (96,803)                -          (96,803)
                                                         -------------     ------------       ------------    -------------
BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)                  (6,071)          (183,728)         (668,509)       2,294,563
                                                         =============     ============       ============    =============

BALANCE AS AT JULY 1, 2005 (Unaudited)                         (6,071)           11,745       (*)(816,878)     (*)2,339,819

Changes during the three months ended
 September 30, 2005 (Unaudited):
Net earnings for the period                                         -                 -         (*)21,596        (*)21,596
Stock-based compensation expenses                                   -                 -                 -           (*)347
Exercise of stock option granted to employees                       -                 -                 -              * -
Cumulative foreign currency translation
 adjustments                                                        -            13,151                 -           13,151
                                                         -------------     ------------       ------------    -------------

BALANCE AS AT SEPTEMBER 30, 2005
 (Unaudited)                                                   (6,071)           24,896       (*)(795,282)    (*)2,374,913
                                                         =============     ============       ============    =============

(1) Net of the holdings by the Company and subsidiaries.
 * Represents an amount lower than NIS 1,000.
(*) Restated - see Note 1C(4).

The accompanying notes are an integral part of the financial statements.

                                                                                                                       6

                                                                                           Koor Industries Limited
                                                                                              (An Israeli Company)

Condensed Interim Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------



                                                                                                             Amounts
                                                        Number of                                        received in
                                                         ordinary            Share          Capital       respect of
                                                        shares (1)         capital         reserves    stock options
                                                     -------------     -----------     ------------    -------------
                                                                                   NIS thousands
                                                                       ---------------------------------------------

BALANCE AS AT JANUARY 1, 2005 (Audited)                 15,824,185         564,515        2,564,099               -

CHANGES DURING 2005 (Audited):
Net earnings for the year                                        -               -                -               -
Stock-based compensation expenses                                -               -         (*)1,389               -
Issuance of treasury stock                                 193,229               -                -               -
Issuance of stock options                                        -               -                -          21,715
Exercise of stock options granted to employees             129,254              *-                -               -
Cumulative foreign currency
 translation adjustments, net                                    -               -                -               -
                                                     -------------     -----------    - -----------    -------------

BALANCE AS AT DECEMBER 31, 2005 (Audited)               16,146,668         564,515     (*)2,565,488          21,715
                                                     =============     ===========     ============    ============


[table continued]


                                                             Company         Cumulative
                                                      shares held by   foreign currency       Retained           Total
                                                     the company and        translation        earnings    Shareholders'
                                                        subsidiaries        adjustments      (deficit)          equity
                                                     ---------------   ----------------    ------------  ---------------
                                                                             NIS thousands
                                                    --------------------------------------------------------------------

BALANCE AS AT JANUARY 1, 2005 (Audited)                    (80,321)          (205,674)       (966,152)       1,876,467

CHANGES DURING 2005 (Audited):
Net earnings for the year                                        -                  -      (*)307,597       (*)307,597
Stock-based compensation expenses                                -                  -               -         (*)1,389
Issuance of treasury stock                                  74,250                  -         (24,641)          49,609
Issuance of stock options                                        -                  -               -           21,715
Exercise of stock options granted to employees                   -                  -               -               *-
Cumulative foreign currency
 translation adjustments, net                                                 221,657                          221,657
                                                     ---------------   ----------------  --------------   -------------

BALANCE AS AT DECEMBER 31, 2005 (Audited)                   (6,071)            15,983    (*) (683,196)    (*)2,478,434
                                                     ===============   ===============   ============     =============



(1) Net of the Company holdings and its subsidiaries' holdings.
(*) Restated - see Note 1C(4).
 * Represents an amount lower than NIS 1,000.



The accompanying notes are an integral part of the financial statements.

                                                                                                                 7


                                                                                                   Koor Industries Limited
                                                                                                      (An Israeli Company)

Condensed Interim Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A(3))


                                                                                                 Amounts               Company
                                                                                             received in        shares held by
                                                                 Share          Capital       respect of           the Company
                                                               capital         reserves    stock options          subsidiaries
                                                           -----------     ------------    -------------       ---------------
                                                                                     US$ thousands
                                                           --------------------------------------------------------------------


BALANCE AS AT JANUARY 1, 2006 (Audited)                         131,221      (*) 596,348           5,048              (1,411)

CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2006
 (Unaudited)
Net earnings for the period                                           -                -               -                   -
Stock-based compensation expenses                                     -              268               -                   -
Exercise of stock options granted to employees                    (*) -                -               -                   -
Cumulative foreign currency translation adjustments                   -                -               -                   -
                                                            -----------     ------------     ------------           ---------

BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)                    131,221          596,616           5,048              (1,411)
                                                            ===========     ============     ============           =========


Balance as at July 1, 2006 (Unaudited)                          131,221          596,596           5,048              (1,411)

CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2006
 (Unaudited)
Net earnings for the period                                           -                -               -                   -
Stock-based compensation expenses                                     -               20               -                   -
Exercise of stock options granted to employees                        -                -               -                   -
Cumulative foreign currency translation adjustments                   -                -               -                   -
                                                            -----------     ------------     ------------           ---------

BALANCE AS AT SEPTEMBER 30, 2006 (UNAUDITED)                    131,221          596,616           5,048              (1,411)
                                                            ===========     ============     ============           =========

[table continued]

                                                                     Cumulative
                                                               foreign currency       Retained           Total
                                                                    translation       earnings    Shareholders'
                                                                    adjustments      (deficit)          equity
                                                               ----------------    ------------  ---------------
                                                                                 US$ thousands
                                                               -------------------------------------------------

BALANCE AS AT JANUARY 1, 2006 (Audited)                                 3,715      (*)(158,809)        576,112

CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2006
 (Unaudited)
Net earnings for the period                                                 -            3,414           3,414
Stock-based compensation expenses                                           -                -             268
Exercise of stock options granted to employees                              -                -               -
Cumulative foreign currency translation adjustments                   (46,423)               -         (46,423)

                                                                   ------------     ------------     -----------

BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)                          (42,708)        (155,395)        533,371
                                                                   ============     ============     ===========


BALANCE AS AT JULY 1, 2006 (Unaudited)                                (20,206)        (157,097)        554,151

Changes during the three months ended September 30, 2006
 (Unaudited)
Net earnings for the period                                                 -            1,702           1,702
Stock-based compensation expenses                                           -                -              20
Exercise of stock options granted to employees                              -                -               -
Cumulative foreign currency translation adjustments                   (22,502)               -         (22,502)
                                                                   ------------     ------------     -----------

BALANCE AS AT SEPTEMBER 30, 2006 (Unaudited)                          (42,708)        (155,395)        533,371
                                                                   ============     ============     ===========

(*) Restated - See Note 1C(4)

The accompanying notes are an integral part of the financial statements.

                                                                                                           8

                                                                                                   Koor Industries Limited
                                                                                                      (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                --------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
CASH FLOWS GENERATED BY
 OPERATING ACTIVITIES
Net earnings for the period           14,687      (*)195,511           7,324       (*)21,596      (*)307,597           3,414
Adjustments to reconcile
 net earnings to net
 cash flows generated by
 operating activities (A)             26,297     (*)(141,111)         30,332       (*)15,850     (*)(305,628)          6,113
                              --------------   ---------------  ------------    --------------- --------------  ---------------
Net cash inflow (outflow)
 generated by continuing
 operating activities                 40,984          54,400          37,656          37,446           1,969           9,527

Net cash inflow generated
 by discontinued
 operating activities                 15,664        (146,528)              -         (46,504)       (177,020)          3,641
                              --------------   ---------------  ------------    --------------- --------------  ---------------
NET CASH FLOWS FROM
 OPERATING ACTIVITIES                 56,648         (92,128)         37,656          (9,058)       (175,051)         13,168
                              --------------   ---------------  ------------    --------------- --------------  ---------------

Cash flows generated by
 investing activities:
Purchase of fixed assets             (24,019)        (16,418)         (2,793)         (7,508)        (23,233)         (5,583)
Investment grants in
 respect of fixed assets                   -           2,226               -           1,295           2,226               -
Amounts charged
 to intangible assets
 and deferred expenses                  (925)         (2,412)              -             (65)         (1,351)           (215)
Proceeds from realization
 of investments in formerly
 consolidated subsidiaries,
 net of cash in those
 subsidiaries at the
 time they ceased
 being consolidated (B)                    -         199,953               -               -         199,953               -
Proceeds from realization
 of investment in
 proportionately
 consolidated subsidiary
 at the time it ceased
 being proportionately
 consolidated (C)                          -         (14,122)              -               -         (14,122)              -
Proceeds from disposal
 of investments in investee
 companies and others                  1,870         377,236           1,870         103,620         644,850             435
Acquisition of control in
 proportionately
 consolidated company (D)            (44,893)              -               -               -               -         (10,435)


(*) Restated - see Note 1C(4).

The accompanying notes are an integral part of the financial statements.


                                                                                                                        9

                                                                                                   Koor Industries Limited
                                                                                                      (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                --------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
Investment in affiliated
 companies                          (923,655)         (7,239)       (637,316)              -               -        (214,704)
Proceeds from sale of
 fixed assets and
 intangible assets                       363             309             168              (1)          1,272              84
Investment in venture
 capital companies                    (7,154)        (15,359)         (1,437)         (3,951)        (15,426)         (1,663)
Decrease (increase) in
 other investments, net               (1,562)       (368,780)         (5,689)       (127,518)       (352,565)           (363)
Decrease (increase) in
 short-term deposits
 and investments, net                 43,812        (125,316)         10,998         (65,484)       (167,297)         10,184
                                -------------   -------------    ------------    ------------   -------------    -------------
Net cash inflow (outflow)
 generated by
 continuing investing
 activities                         (956,163)         30,078        (634,199)        (99,612)        274,307        (222,260)
Net cash inflow (outflow)
 generated by
 discontinued investing
 activities                           (4,462)          6,730               -          (7,546)        144,623          (1,037)
                                -------------   -------------    ------------    ------------   -------------    -------------

NET CASH FLOWS FROM
 INVESTING ACTIVITIEs               (960,625)         36,808        (634,199)       (107,158)        418,930        (223,297)
                                -------------   -------------    ------------    ------------   -------------    -------------


The accompanying notes are an integral part of the financial statements.

                                                                                                                      10

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                --------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
CASH FLOWS GENERATED BY
 FINANCING ACTIVITIES
Proceeds from issuance
 of debentures                       593,988         375,535         593,988               -         375,535         138,072
Proceeds from issuance of
 stock options                             -          21,715               -               -          21,715               -
Proceeds from issuance of
 treasury stock                            -          49,609               -               -          49,609               -
Premium on issuance of
 shares to minority in
 subsidiaries                         14,620           7,746           1,871           5,027           7,938           3,400
Dividend paid to minority
 in subsidiaries                         124                -            450                -              -              29
Receipt of long-term loans
 and other long-term
 liabilities                         199,270       1,014,403               -       1,004,102       1,337,534          46,319
Repayment of long-term
 loans, debentures
 and other long-term
 liabilities                         (12,587)     (1,332,797)         (1,764)       (720,604)     (1,886,717)         (2,926)
Decrease in credit from
 banks and others, net               (14,939)       (426,797)         (3,791)       (251,268)       (475,089)         (3,472)
                                -------------   -------------    ------------    ------------   -------------    -------------

Net cash inflow (outflow)
generated by continuing
 financing activities                780,476        (290,586)        590,754          37,257        (569,475)        181,422

Net cash inflow (outflow)
 generated by
 discontinued financing
 activities                           (1,399)         19,072               -         (10,936)         16,486            (326)
                                -------------   -------------    ------------    ------------   -------------    -------------

NET CASH FLOWS FROM
 FINANCING ACTIVITIES                779,077        (271,514)        590,754          26,321        (552,989)        181,096
                                -------------   -------------    ------------    ------------   -------------    -------------


The accompanying notes are an integral part of the financial statements.

                                                                                                                       11

                                                                                                  Koor Industries Limited
                                                                                                      (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006              2005          2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
TRANSLATION DIFFERENCES
 IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS
 FOREIGN INVESTEE
 COMPANIES IN CONTINUING
 OPERATIONS                           (1,515)          4,606            (325)          2,108             624            (352)

TRANSLATION DIFFERENCES
 IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS
 FOREIGN INVESTEE
 COMPANIES IN
 DISCONTINUED OPERATIONS               1,214          17,650               -            (147)         21,929             282
                                -------------   -------------    ------------    ------------   -------------    -------------

DECREASE IN CASH AND
 CASH EQUIVALENTS                   (125,201)       (304,578)         (6,114)        (87,934)       (286,557)        (29,103)

INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS FROM
 DISCONTINUED OPERATIONS              26,556          79,300               -          50,372         314,056           6,173
                                -------------   -------------    ------------    ------------   -------------    -------------

INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS FROM
 CONTINUING OPERATIONS               (98,645)       (225,278)         (6,114)        (37,562)         27,499         (22,930)

BALANCE OF CASH AND
 CASH EQUIVALENTS
 AT BEGINNING OF PERIOD              318,798         291,299         226,267         103,583        291,299           74,105
                                -------------   -------------    ------------    ------------   -------------    -------------

BALANCE OF CASH AND CASH
 EQUIVALENTS AT END
 OF PERIOD                           220,153          66,021         220,153          66,021         318,798          51,175
                                ============    ============     ===========     ===========    ============     ===========


The accompanying notes are an integral part of the financial statements.

                                                                                                                   12


                                                                                                  Koor Industries Limited
                                                                                                     (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
A.  ADJUSTMENTS TO
 RECONCILE NET EARNINGS
 TO NET CASH FLOWS
 GENERATED BY OPERATING
 ACTIVITIES:

Income and expenses not
 involving cash flows:

Cumulative effect as of
the beginning of the
 year of change in
 accounting method                   (62,552)          3,054               -               -           3,054         (14,540)
Losses (earnings) from
discontinued operations               (2,333)         30,187               -           6,235         (50,381)           (542)
Minority interest in
 earnings (losses) of
subsidiaries, net                      5,780          (6,682)          3,993            (506)         (9,135)          1,344
Group's equity in
 operating results of
 investee companies, net              17,679     (*)(257,015)         20,676     (*) (41,131)   (*) (268,209)          4,109
Depreciation and
 amortization                         26,257          35,421           8,905           5,663          42,920           6,103
Deferred taxes, net                   14,520          73,687             (95)         (3,474)         71,034           3,375
Increase in liabilities in
 respect of employee
 severance benefits, net               4,676          33,654           4,548             890          25,281           1,087
Amortization of stock
 based compensation                    1,153        (*)1,041              83          (*)347        (*)1,389             268



(*) Restated - See Note 1C(4).

The accompanying notes are an integral part of the financial statements.

                                                                                                                    13

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006              2005          2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
Net capital losses (gains)
 from realization of:
Fixed assets and
 intangible assets                        41             550              58             344              78              10
Investments in formerly
 consolidated subsidiaries                 -        (204,619)              -               -        (204,619)              -
 Investments in investee
 companies                                 -         (19,366)              -          (9,103)        (76,653)              -
Linkage of debentures and
 amortization of bond
 discount                              9,429          10,994           1,954           6,724          15,318           2,192
Inflationary linkage
 (erosion) of principal of
 long-term loans and other
 liabilities                           4,949          28,534          (4,532)        (47,682)         35,645           1,150
Erosion (appreciation)
 of value of investments,
 deposits and loans
 receivable                            8,030          (5,034)         19,536          (4,093)        (14,299)          1,868
Impairment (increase) in
 value of assets and
 investments  (primarily
 venture capital investments)          8,257          51,803          (3,397)         12,158          68,746           1,919
                                -------------   -------------    ------------    ------------   -------------    -------------
                                      35,886        (223,791)         51,729         (73,628)       (359,831)          8,343
                                -------------   -------------    ------------    ------------   -------------    -------------

Changes in operating
 asset and liability items:

Decrease (increase) in trade
 receivables and other
 receivables (after taking
 into account non-
 current receivables)                  4,300         (27,998)            608          (7,926)        (36,613)            999
Decrease (increase) in
 inventories  (including
 long-term customer
 advances and deposits)               12,270          11,432          (7,654)          3,588          13,856           2,852
Increase (decrease) in
 trade payables and other
 payables                            (26,159)         99,246         (14,351)         93,816          76,960          (6,081)
                                -------------   -------------    ------------    ------------   -------------    -------------

                                      (9,589)         82,680         (21,397)         89,478          54,203          (2,230)
                                -------------   -------------    ------------    ------------   -------------    -------------

                                      26,297        (141,111)         30,332          15,850        (305,628)          6,113
                                =============   =============    ============    ============   =============    ============


The accompanying notes are an integral part of the financial statements.
                                                                                                                     14

                                                                                                    Koor Industries Limited
                                                                                                       (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006              2005          2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------

B. Proceeds from
realization of investmen
in formerly consolidated
subsidiary, net
of cash in this subsidiary
at the time it ceased
 being consolidated:

Assets and liabilities of
the formerly consolidated
subsidiary at the time it
ceased being consolidated:

Net working capital,
 excluding cash and
 cash equivalents                           -       1,031,023               -               -       1,031,023               -
Fixed assets and investments                -       1,971,804               -               -       1,971,804               -
Intangible assets                           -       2,316,290               -               -       2,316,290               -
Long-term liabilities                       -      (1,601,477)              -               -      (1,601,477)              -
Investments in affiliated
 company, net                               -      (1,315,995)              -               -      (1,315,995)              -
Realization of foreign
 currency translation
 adjustments of financial
 statements of autonomous
 investees                                  -          18,141               -               -          18,141               -
Capital gain on sale of
 investments in subsidiaries                -         200,987               -               -         200,987               -
Minority interest                           -      (2,420,820)              -               -      (2,420,820)              -
                                --------------   -------------    ------------    ------------  --------------    ------------

                                            -         199,953               -               -         199,953               -
                                ==============   =============    ============    ============  ==============    ============

The accompanying notes are an integral part of the financial statements.

                                                                                                                     15

                                                                                                     Koor Industries Limited
                                                                                                         (An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------

C. Proceeds from
realization of investment
in proportionately
consolidated subsidiary
at the time it ceased
being proportionately
consolidated

Assets and liabilities of
 formerly proportionately
 consolidated subsidiary, at
 the time it ceased being
 proportionately consolidated:

Working capital surplus,
 excluding cash and
 cash equivalents                            -         36,900               -               -          36,900               -
Fixed assets and investments                 -        129,917               -               -         129,917               -
Long-term liabilities                        -        (62,023)              -               -         (62,023)              -
Investments in affiliated
 companies, net                              -       (117,623)              -               -        (117,623)              -
Capital gain                                 -          3,632               -               -           3,632               -
Minority interest                            -         (4,925)              -               -          (4,925)              -
                                  --------------   -------------    ------------    ------------  --------------    ------------

                                             -        (14,122)              -               -         (14,122)              -
                                  ==============   =============    ============    ============  ==============    ============



The accompanying notes are an integral part of the financial statements.

                                                                                                                         16

                                                                                                     Koor Industries Limited
                                                                                                         (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                    (Note 1A3)
                                                                                                                ---------------
                                                                                                          Year     Nine months
                                                                                                         ended           ended
                               Nine months ended September 30   Three months ended September 30    December 31    September 30
                              --------------------------------  -------------------------------
                                        2006             2005           2006               2005           2005            2006
                              --------------   ---------------  ------------    --------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                              --------------------------------  ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                              --------------------------------  ------------------------------- --------------  ---------------
D.  Acquisition of
proportionately
consolidated subsidiary

Assets and liabilities of
 formerly proportionately
 consolidated subsidiary,
 at the date of
 acquisition:

Working capital surplus,
 excluding cash and
 cash equivalents                       3,801               -               -               -               -             884
Fixed assets, net                     (42,118)              -               -               -               -          (9,790)
Excess cost                           (17,089)              -               -               -               -          (3,972)
Long-term liabilities                  10,513               -               -               -               -           2,443
                                  --------------   -------------    ------------    ------------  --------------    ------------

                                      (44,893)              -               -               -               -         (10,435)
                                  ==============   =============    ============    ============  ==============    ============

E.  Non-cash
transactions

Purchase of fixed assets
 by credit                                  -               -               -               -           4,712               -
                                  ==============   =============    ============    ============  ==============    ============

Loans converted into
 shareholders' equity
 of subsidiary                              -               -               -               -          13,419               -
                                  ==============   =============    ============    ============  ==============    ============



The accompanying notes are an integral part of the financial statements.

                                                                                                                    17

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

         A.       General

         1. These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB") and the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

         2. These financial statements were prepared as at September 30, 2006 and for the nine-month and three-month periods then ended. These financial statements should be read in conjunction with the Company audited consolidated financial statements and accompanying notes as at December 31, 2005 ("the annual financial statements"). The financial statements of the Company for the year ended December 31, 2005 and for the first six months of 2006 were prepared in accordance with generally accepted accounting principles in Israel. Preparation of the Company's financial statements in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970 was initiated subsequent to the closing of the transaction described in Note 5(2). The significant accounting policies were applied in these interim financial statements in a manner consistent with the annual financial statements at December 31, 2005, except as mentioned in Note 1C below. The significant accounting policies applied in the annual financial statements at December 31, 2005 are disclosed in
                  Note 1B below.

         3. The adjusted interim financial statements as at September 30, 2006, and for the nine months and three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.302). The translation was made solely for the convenience of the reader.

                  The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


         B. Significant accounting policies applied in the annual financial statements

                  The significant accounting policies, which were applied on a consistent basis, in the annual financial statements at December 31, 2005, were as follows:

                  1.       Definitions:

                  In these financial statements:

                  (a)  The Company       -    Koor Industries Ltd. ("Koor" or
                                              "the Company").
                  (b)  The Group         -    Koor Industries Ltd. and its
                                              investees
                  (c)  Subsidiaries      -    companies, including partnerships,
                                              whose statements are fully
                                              consolidated, directly or
                                              indirectly, with those of the
                                              Company.
                  (d)  Proportionately   -    jointly controlled companies,
                       consolidated           which are proportionately
                       companies              consolidated, directly or
                                              indirectly, in Koor's consolidated
                                              financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                  1.    Definitions (cont'd):

                  (e)   Affiliates           - companies in which voting rights
                                               grant the Company significant
                                               influence over the operating and
                                               financial policies of these
                                               companies, and which are not
                                               subsidiaries or proportionately
                                               consolidated companies. Such
                                               companies are included on the
                                               equity basis.
                  (f)   Investees            - subsidiaries, proportionately
                                               consolidated companies or
                                               affiliates.
                  (g)   Other companies      - companies in which the investment
                                               does not confer significant
                                               influence, and are accounted for
                                               by the cost method.
                  (h)   Interested parties   - as defined in Paragraph (1) of
                                               the definition of "interested
                                               parties" in Section 1 of the
                                               Israeli Securities Law - 1968.
                  (i)   Related parties      - as defined in Opinion No. 29 of
                                               the Institute of Certified Public
                                               Accountants in Israel ("ICPAI").
                  (j)   Controlling          - as defined in the Israeli
                        shareholders           Securities Regulations (Financial
                                               Statement Presentation of
                                               Transactions between a Company
                                               and its Controlling
                                               Shareholder) - 1996.
                  (k)   Venture capital      - as defined in Standard No. 1 of
                        fund                   the IASB.
                  (l)   Venture capital      - an investment in a company that
                        investments            meets two conditions:
                                             (a)  The company is engaged
                                                  primarily in research,
                                                  development or marketing of
                                                  innovative and intellectual
                                                  property intensive products or
                                                  processes; and
                                             (b)  At least 90% of the company's
                                                  financing stems from
                                                  shareholder equity (including
                                                  shareholder loans and
                                                  shareholders' guaranteed
                                                  credit), support of State
                                                  authorities or research
                                                  grants.
                 (m)    Consumer Price Index - Israel Consumer Price Index
                                               (CPI) published by the Central
                                               Bureau of Statistics.
                 (n)    Dollar               - U.S. dollar.
                 (o)    Adjusted amount      - the Historical nominal amount
                                               adjusted in conformity  with the
                                               provisions of Opinions 23 and 34
                                               and Opinions 36 and 37.
                 (p)    Reported amount      - the adjusted amount as at the
                                               transition date (December 31,
                                               2003), with the addition of
                                               amounts in nominal values that
                                               were added after the transition
                                               date and less amounts eliminated
                                               after the transition date.
                 (q)    Adjusted financial   - financial reporting based on the
                        reporting              provisions  of Opinions 23, 34,
                                               36, 37 and 50.
                 (r)    Nominal financial    - financial reporting based on
                        reporting              reported amounts.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                  2.    Financial statements in reported amounts

                  (a) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effect of changes in the general purchasing power of the shekel was discontinued, commencing January 1, 2004. Until December 31, 2003, the Group continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The Group is applying the provisions of the Standard and, accordingly, the adjustment was discontinued, commencing January 1, 2004.

                  (b) In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the CPI. The adjusted amounts included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting as of January 1, 2004. Additions made during the period were included in nominal values.

                  (c) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but only the reported amounts of such assets.

                  (d) In the financial statements, the term "cost" means cost in reported amount.

                  (e) The financial statements of certain companies classified as autonomous units are stated based on the changes in the exchange rates of their relevant functional currencies - see B4 below.

                  (f) All comparative data for prior period until January 1, 2004 are stated adjusted to the CPI of December 2003.


                  3.    Reporting principles

                  (a)   Balance sheets:

                        1) The equity value of investments in investees was determined based on the reported financial statements of these companies.

                        2) Non-monetary items (mainly - fixed assets, inventory, investments stated at cost and equity items) are stated in reported amounts.

                        3) Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                  3.    Reporting principles (cont'd)

                  (b)   Statements of operations:

                        1) The equity in the results of operations of investees and the minority interest in the results of subsidiaries were determined based on the reported financial statements of such companies.

                        2) Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from provisions included in the balance sheet, are derived from the change between the reported amounts of the opening balance and the reported amount of the closing balance.

                        3) The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.


                  (c)   Statement of changes in shareholders' equity:

                        A dividend declared in the reporting period is stated in nominal values.


                  4.   Effects of the changes in foreign currency exchange rates

                  The Company is applying Accounting Standard No. 13 "Effect of Changes in Exchange Rates of Foreign Currency" since January 1, 2004. The Standard discusses the translation of foreign currency transactions and the translation of financial statements of foreign operations for their inclusion in the financial statements of the reporting entity. The Standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, based on indications described in the Standard and the use of judgement, as well as the method for translating the financial statements of autonomous foreign investees.

                  Foreign currency transactions
                  -----------------------------

                  Transactions denominated in foreign currency are recorded when first recognized at the exchange rate prevailing on the transaction date. Exchange rate differences arising upon the settlement of monetary items, or upon reporting of the Group's monetary items at exchange rates that are different than those used for initial recognition during the period, or from those reported in prior financial statements, are charged to the statement of operations.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 4. Effects of the changes in foreign currency exchange rates (cont'd)

                 Foreign operations classified as an autonomous investee
                 -------------------------------------------------------

                 Certain investees domiciled in Israel earn revenues and purchase the raw materials and fixed assets primarily in dollars. The dollar is also the primary currency of the economic environment in which such investees operate. In accordance with the principles prescribed in Section 29(a) of Opinion No. 36 of the ICPAI the dollar constitutes the measurement and reporting currency in their financial statements.

                 The financial statements of investees operating in foreign countries as an "autonomous investee", and companies incorporated in Israel for which the measurement and reporting currency is the dollar are translated to Israeli currency as follows:

                 (a) The assets and liabilities, both monetary and non-monetary of an autonomous foreign investee were translated according to the closing rate. Goodwill is also translated at the closing rate, beginning January 1, 2004.

                 (b) Income and expense items are translated at the exchange rate prevailing on the transaction date.

                 (c) All exchange rate differences created are classified as a separate item in shareholders' equity until the investee is disposed of.

                 Impairment in the value of an investment in an autonomous foreign investee does not constitute a partial disposal and therefore, no part of the translation differences is charged to the statement of operations at the time of the impairment.


                 Foreign operations classified as integrated investee
                 ----------------------------------------------------

                 The financial statements of investees operating oversees that are an "integrated investee" of the Group, in accordance with the tests prescribed in Standard No. 13 of the IASB, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences resulting from the translation are charged to financing expenses.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 5.     Consolidation of financial statements

                 (a) The consolidated financial statements include the financial statements of the Company and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method. A jointly controlled entity is an entity in which all the shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof.

                 (b) For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

                 (c) The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

                 (d) As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note B4 above.

                 (e)    1. The excess cost of business over the fair value of
                           its identified assets less the fair value of the identified liabilities (after allocation of the tax deriving from temporary differences) on acquisition date, is charged to goodwill.

                        2. The excess cost allocated to assets and liabilities
                           is charged to the appropriate balance sheet items.

                        3. The excess book value over the cost of the investment
                           is deducted first from intangible assets. Negative excess cost remaining after the allocation to intangible assets is deducted from non-monetary assets on a pro rata basis to the fair value of these assets, based on the Company's share. The balance of the negative excess cost, after the said allocation, is stated in the consolidated balance sheet as deferred income and will be amortized on a straight-line basis over ten years.

                        4. Goodwill is stated in the consolidated balance sheet
                           in "Intangible assets, deferred tax assets and deferred expenses" and is systematically amortized over its estimated useful life. The amortization period represents the best possible estimate of the period in which the Company expects to derive future economic benefit from the goodwill. The Group companies amortize goodwill mainly over a period of 10 to 20 years. See also Note 1C(1).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 5.     Consolidation of financial statements (cont'd)

                 (f) Material intercompany balances and transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

                 (g) The Company's shares that were acquired by the Company and subsidiaries are recorded as treasury stock.

                 (h) According to the criteria prescribed in Opinions 48 and 53 of the IACPA, when the sale and/or exercise of convertible securities that were issued by investees (including of employee options) is probable, and a decline in the shareholding percentage is expected upon conversion or exercise, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss. See Note 1C(3).

                 6.     Use of estimates

                 Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments in determining the reported amounts of assets, liabilities, revenues, expenses and the disclosure relating to contingent assets and liabilities. Actual results may differ from such estimates.

                 7.     Cash and cash equivalents

                 Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less, on the date of investment, and which are not restricted.

                 8.     Marketable Securities

                 (a)    Marketable securities
                        ----------------------

                        Investments in marketable securities held for the short-term as current investments are stated according to the stock market price as at the balance sheet date. The changes in the fair value of the securities are recorded in the statement of operations in each reporting period.
                        Investments in marketable securities, which are permanent investments (held to maturity), are stated at cost (debentures - including accrued interest), net of a provision for decrease in value that is not of a temporary nature (see also section (c) below).

                 (b)    Non-marketable securities
                        -------------------------

                        Non-marketable securities are stated at cost
                        (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (c) below).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 8.     Marketable Securities (Cont'd)

                 (c)    Decrease in value of investments
                        --------------------------------

                        From time to time, the Group evaluates whether there has been a non-temporary decrease in value in its permanent investments in other companies. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a decline in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. The impairment in value of these investments, which is not temporary, and which management bases on an evaluation of all the relevant aspects after giving appropriate weight to each of them, is charged to the statement of operations.

                 9.     Allowance for doubtful accounts

                 The financial statements include allowances for doubtful accounts, which management believe that fairly reflect the loss inherent in accounts whose collection is doubtful. Management determines the allowances on information it has on the financial status of debtors, the volume of their activity and a valuation of the collateral received from them. The allowance is determined specifically for accounts whose collection is doubtful.

                 10.    Sale of trade receivables

                 The sale of financial assets is recognized as a sale when full control of the asset and all of the risks and rewards related to the asset are transferred in full to an independent third party.

                 11.    Inventories

                 Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw materials, ancillary materials and spare parts - at "moving average" or by the "first-in, first-out" method.

                 Finished goods and goods in process-based on manufacturing costs (including materials, labor and subcontractor costs) plus allocated indirect manufacturing and other expenses. Merchandise - by the "first-in, first-out" or the "moving average" method.

                 12.    Projects in progress:

                 Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the "percentage of completion" method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 13. Holdings of a venture capital fund in venture capital investments

                 (a) The holdings of a venture capital fund in venture capital investments are stated at cost (at their reported amounts), net of impairment provisions, if a non-temporary decline in their value occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized. Also see Note B8(c) above.

                 (b) Venture capital investments that management intends to realize in the short-term are included in current assets on the basis of cost, net of impairment provision, which does not exceed the market value of the investment.

                 14.   Investments in affiliates

                 (a) The investments in affiliates are presented by the equity method. Taken into account when computing the Company's share are losses due to the expected realization of convertible securities issued by affiliates, if the conversion or exercise of those securities is probable.

                       The equity value of the investments in these companies takes into account the amounts as they are included in the companies' financial statements.

                 (b) Regarding the goodwill amortization policy - see Note B5(e) above.

                 (c) Regarding the decline in vale of investments in affiliates - see Note B28 below.

                 15.   Monetary balances stated at present value

                 Monetary balances - long-term debts and liabilities - that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

                 16.   Fixed assets

                 (a)   Fixed assets are stated at cost.

                 (b) Financing expenses on loans and credit used to finance the construction or purchase of fixed assets, and other costs related to the purchase or construction of the fixed assets, are capitalized to the cost of these assets, in accordance with Accounting Standard No. 3 on the Capitalization of Finance Costs.

                 (c) The cost of assets for which an investment grant was received is stated net of the grant amount.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 16.   Fixed assets (cont'd)

                 (d) Improvements and renovations are charged to the cost of assets, whereas repair and maintenance expenses are charged to the statement of operations as incurred.

                       The annual depreciation rates used are as follows:

                                                             %
                                                          -------
                       Buildings and leasehold rights       2-10   (mainly 2%)
                       Machinery, equipment and
                        facilities                          5-20   (mainly 10%)
                       Vehicles and forklifts              10-20   (mainly 15%)
                       Office furniture and equipment       6-33   (mainly 6%
                                                                    and 25%)
                       Computers and auxiliary equipment   20-33
                       Leasehold improvements               10*

                       * or the lease period, whichever is lower.

                  17.  Other assets and deferred expenses

                  Other assets and deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom.

                  Licensing of products, marketing rights and intangible assets in the purchase of products - 5 to 20 years.

                  See Note B5(e) regarding goodwill deriving from the acquisition of companies that were consolidated.

                  Debenture issue costs - according to the debenture period (mainly 6 years).

                  18.  Convertible securities

                  (a) Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated in long-term liabilities. Debentures, the conversion of which is probable, are disclosed on the balance sheet between long-term liabilities and shareholders' equity, according to the liability value or the capital value, whichever is the higher.

                  (b) In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the "minority interest" or in "investments in investees" in the consolidated balance sheet, and in "investment in investees" in the Company balance sheet. See Note 1C(3).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 19.   Deferred taxes

                 In July 2004, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 19 on "Taxes on Income" ("the Standard"). The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard was adopted as a cumulative effect of a change in accounting method. The transition to Accounting Standard No. 19 resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property.

                 The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences relating to assets, the amortization of which is deductible for tax purposes.

                 The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known proximate to the date of approval of the financial statements.

                 In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

                 Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Group's policy not to distribute taxable dividends in the foreseeable future.

                 Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

                 20.   Revenue recognition

                 (a)   Sale of products and providing services
                       ---------------------------------------

                 Revenues from sales and services are recognized upon delivery or shipment of the products and transfer of the risks and rewards involved in ownership of the products, or upon performance of the services.

                 Revenue from the sale of products that require customer acceptance are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 20.   Revenue recognition (cont'd)

                 (b)   Revenues from execution of work
                 -------------------------------------

                 The revenues and costs from projects in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the IASB, as follows:

                       1. Revenues and costs from projects in progress under long-term contracts are recognized according to the "percentage of completion" method, if all of the following conditions are fulfilled: the revenues are known or can be reliably estimated, the collection of the revenues is expected, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the percentage of completion can be reliably estimated.

                             As long as all of the above conditions are not met, income is recognized at the level of the costs incurred and their recovery is expected ("zero margin").

                       2. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs) or on the basis of supply of the products, in accordance with the nature of the agreement.

                       3. Anticipated losses on contracts are provided for in full when determined to be expected.

                       4. Estimated profit or loss from long-term contracts may change due to changes in estimated resulting from differences between actual performance and original forecast.

                             The effect of such changes in estimates are recognized in the statement of operations at the time they are identified.

                 See Note 1C(5).

                 21.   Research and development expenses

                 Research and development costs
                 ------------------------------
                 Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

                 In-process research and development costs
                 -----------------------------------------
                 In a business acquisition, in-process research and development expenses are charged to the statement of operations immediately.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 22.   Derivative financial instruments

                 The Group companies enter into option and forward contracts that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of products, liabilities linked to the CPI or foreign currency) from the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.

                 The results of financial derivatives held to hedge existing assets and liabilities are recorded in the statement of operations concurrently with the recording of the results of the hedged assets and liabilities.
                 Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operations in the period they occur.
                 The fair value of derivative financial instruments is determined according to their market values, stated quotes from financial institutions, and in the absence of such, fair value is determined based on valuation models.

                 23.   Earnings per share

                 Earnings per share data are computed in accordance with Opinion No. 55 of the ICPAI. Taken into account in the computation of basic earnings per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion.
                 Taken into account in the computation of fully-diluted earnings per share are convertible securities issued by the Company and its investees, which were not included in the computation of basic earnings per share, when their conversion or exercise does not increase earnings per share. See Note 1C(2).

                 24.   Dividend declared subsequent to balance sheet date

                 In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. However, separate disclosure is provided in the statement of changes in shareholders' equity of the dividend amount to be distributed against a reduction in the retained earnings balance.

                 25.   Segment reporting

                 Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.

                 26.   Discontinued operations

                 Discontinued operations are presented in accordance with Accounting Standard No. 8, whereby discontinued operations are presented separately from the data relating to continuing operations.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B. Significant accounting policies applied in the annual financial statements (cont'd)

                 27.      Environmental costs

                 The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities, are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciated in accordance with the depreciation policies practiced by the Group.

                 28.      Impairment of assets

                 The Group applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Group must implement in order to assure that its assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price or the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).
                 The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Group recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset since the date on which the last impairment loss was recognized.

         C.      Initial implementation of accounting standards

         1.      Accounting Standard No. 20 (Amended) regarding the accounting
                 -------------------------------------------------------------
                 treatment of goodwill and intangible assets when purchasing an
                 --------------------------------------------------------------
                 investee company
                 ----------------

                 As from January 1, 2006, the Company implements Accounting Standard No. 20 (Revised), "The Accounting Treatment of Goodwill and Intangible Assets resulting from the acquisition of an Investee Company" (hereinafter - the Standard) of the IASB. The Standard provides the accounting treatment of goodwill and intangible assets upon the acquisition of a subsidiary and an investee company that is not a subsidiary, including a company under joint control.

                 The principal changes provided in the Standard as compared with the principles previously applied are as follows: attribution of excess cost created upon the acquisition of an investment in an investee company also to identifiable intangible assets of the acquired company; distinction between intangible assets with definite useful life and intangible assets with indefinite useful life; immediate recognition of a gain on the date of acquisition in the amount of the negative goodwill created upon the acquisition after first being offset from intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets with indefinite useful life; distinction between the goodwill of a subsidiary and investee company that is not a subsidiary for the purpose of examining impairment in value; and vesting impairment in value of goodwill at least once a year.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         C.       Initial implementation of accounting standards (cont'd)

                  The amount of the systematic amortization of goodwill which ceased to be amortized beginning January 1, 2006 following the adoption of the Standard was NIS 18.2 million, NIS 6.3 million and NIS 26.1 million in the nine-month and three-month periods ended September 30, 2005 and in the year ended December 31, 2005, respectively.

         2.       Accounting Standard No. 21 regarding earnings per share
                  -------------------------------------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 21, "Earnings per Share" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company calculates basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earning per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. The Company's share in the earnings of investee companies was calculated according to its share in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

                  In accordance with the transitional provisions of the Standard, the comparative data regarding the earnings (loss) per share for prior periods were restated. The effects of the initial implementation of the Standard (including the effect of Standard No. 24 - see Note 1B(4)) amounted to a decrease in the basic net earnings per share in the amount of NIS 0.025 and NIS 0.033 for the nine-month and three-month periods ended September 30, 2005, respectively, and an increase of NIS 0.473 for the year ended December 31, 2005, and a decrease in the diluted net earnings per share in the amount of NIS 2.146, NIS
                  0.45 and NIS 2.262 for the nine-month and three-month periods ended September 30, 2005 and for the year ended December 31, 2005, respectively.

         3.       Accounting Standard No. 22 regarding financial instruments:
                  -----------------------------------------------------------
                  disclosure and presentation
                  ---------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - the Standard) of the IASB. The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related thereto and the circumstances for offsetting financial assets and financial liabilities, and it supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         C.       Initial implementation of accounting standards (cont'd)

         3.       Accounting Standard No. 22 regarding financial instruments:
                  -----------------------------------------------------------
                  disclosure and presentation (cont'd)
                  ---------------------------

                  The Standard was adopted on a prospective basis. Furthermore, a provision for loss that was included in the financial statements for December 31, 2005, in respect of a loss anticipated from a decline in rate of holding following the exercise of stock options or the conversion of convertible liabilities in investee companies, was cancelled when the Standard came into effect under the item of a cumulative effect of change in accounting policy. The comparative figures relating to prior periods were not restated.

                  The transition to the Standard amounted to an increase in net earnings during the first quarter of 2006 in the amount of NIS 62,552 thousand due to the cancellation of provisions for losses in respect of convertible securities in investee companies.

                  During the first, the second and the third quarter of 2006, the Company recorded losses in respect of the conversion of convertible securities in investee companies in the amount of NIS 23,878 thousand, NIS 1,824 thousand and NIS 2,271 thousand, respectively.

                  Therefore, the net impact of the initial implementation of the Standard on the Company in the first nine months and the third quarter of 2006 amounted to income of NIS 34,579 thousand and expenses of NIS 2,271 thousand, respectively.

         4.       Accounting Standard No. 24 regarding share-based payments
                  ---------------------------------------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 24, "Share-Based Payments" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets. Share-based payment transactions in which goods or services are received are recognized at their fair value.

                  With respect to transactions settled by equity instruments, the Standard applies to grants executed after March 15, 2005 that had not yet vested by January 1, 2006. Similarly, the Standard applies to changes in the terms of share-based payment transactions being settled by means of equity instruments that were executed after March 15, 2005, even if the changes in terms relate to grants that were executed before that date. In the financial statements of 2006, comparative data for 2005 are restated in order to reflect therein the expenses relating to the said grants.

                  As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the nine months and three months ended September 30, 2005 and for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and of investee companies and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in the respect of options granted to employees and directors settled in cash.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         C.   Initial implementation of accounting standards (cont'd)

         4.   Accounting Standard No. 24 regarding share-based payments (cont'd)
              ---------------------------------------------------------

              Set forth below is the effect of the changes on the financial statements:

                                                                        As at September 30, 2005
                                                            ----------------------------------------------------
                                                                                                   As presented
                                                             As previously                     in the financial
                                                                  reported         The change        statements
                                                            --------------    ---------------  ----------------
                                                                                Unaudited
                                                            ----------------------------------------------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                            --------------      -------------     --------------
          Investment in affiliates                              2,861,185             (3,490)        2,857,695
          Shareholders' equity                                  2,378,403             (3,490)        2,374,913


                                                                          As at December 31, 2005
                                                            ----------------------------------------------------
                                                                                                   As presented
                                                             As previously                     in the financial
                                                                  reported         The change        statements
                                                            --------------    ---------------  ----------------
                                                                                Unaudited
                                                            ----------------------------------------------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                            --------------      -------------     --------------

          Investment in affiliates                              2,668,193             (4,173)        2,664,020
          Shareholders' equity                                  2,482,607             (4,173)        2,478,434



                                                                 For the nine months ended September 30, 2005
                                                            ----------------------------------------------------
                                                                                                   As presented
                                                             As previously                     in the financial
                                                                  reported         The change        statements
                                                            --------------    ---------------  ----------------
                                                                                Unaudited
                                                            ----------------------------------------------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                            --------------      -------------     --------------

          Group's equity in the operating results of
           investee companies, net                                328,258            (3,490)          324,768
          Administrative and general expenses                     122,142             1,041           123,183
          Net earnings                                            200,042            (4,531)          195,511

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         C.   Initial implementation of accounting standards (cont'd)

         4.   Accounting Standard No. 24 regarding share-based payments (cont'd)
              ---------------------------------------------------------

                                                              For the three months ended September 30, 2005
                                                            ----------------------------------------------------
                                                                                                   As presented
                                                             As previously                     in the financial
                                                                  reported         The change        statements
                                                            --------------    ---------------  ----------------
                                                                                Unaudited
                                                            ----------------------------------------------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                            --------------      -------------     --------------
                Group's equity in the operating results of
                 investee companies, net                           63,342            (1,763)           61,579
                Administrative and general expenses                40,520               347            40,867
                Net earnings                                       23,706            (2,110)           21,596



                                                                     For the year ended December 31, 2005
                                                            ----------------------------------------------------
                                                                                                   As presented
                                                             As previously                     in the financial
                                                                  reported         The change        statements
                                                            --------------    ---------------  ----------------
                                                                                Unaudited
                                                            ----------------------------------------------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                            --------------      -------------     --------------
                Group's equity in the operating results
                 of investee companies, net                       363,535            (4,173)          359,362
                Administrative and general expenses               163,964             1,389           165,353
                Net earnings                                      313,159            (5,562)          307,597

         5.     Accounting Standard No. 25 regarding revenues
                ---------------------------------------------

                As from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - the Standard) of the IASB. The Standard relates to three types of transactions as follows: the selling of goods, the rendering of services and the use of the entity's assets by others, which generates interest, royalties and dividends, and provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for these three types of transactions.

                The initial implementation of the Standard had no material impact on the Company's results of operations and financial position.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         D. Disclosure of the impact of new accounting standards in the period prior to their application

         (1) Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)"

                  In July 2006, the IASB published Accounting Standard No. 29, Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS) (hereinafter - "the Standard")". The Standard provides that entities that are subject to the Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

                  Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

                  In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

                  The Company is examining the impact of the Standard on its financial statements.

         (2)      Accounting Standard No. 27, "Fixed Assets"

                  In August 2006 the IASB published Accounting Standard No. 27, "Fixed Assets" (hereinafter - the Standard). The Standard prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. The Standard stipulates, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard stipulates that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders' equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance shall be measured at fair value.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         D. Disclosure of the impact of new accounting standards in the period prior to their application (cont'd)

                  The Standard shall apply to financial statements for periods beginning on January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets shall on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its book value. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, will measure the following:

                  (a) The aforementioned liabilities as at January 1, 2007 should be measured in accordance with generally accepted accounting principles;

                  (b) The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred should be measured according to the present value of the amount of the liability mentioned in item (a) above on the date on which the liability was initially incurred (hereinafter - the capitalized amount);

                  (c) The accumulated depreciation on the capitalized amount as at January 1, 2007 should be measured on the basis of the useful life of the asset as at that date;

                  (d) The difference between the amount to be charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, shall be included in retained earnings.

                  Other than the aforementioned, the Standard will be adopted on a retrospective basis.

                  The Company is examining the effect of the Standard on its financial statements and does not intend to implement the Standard earlier than required.

         (3)      Accounting Standard No. 26, "Inventory"

                  In August 2006 the IASB published Accounting Standard No. 26, "Inventory" (hereinafter - the Standard). The Standard stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on January 1, 2007 or thereafter.

                  The Company is examining the effect of the Standard on its financial statements and does not intend to implement the Standard earlier than required.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:

                                                                      Israeli     Exchange rate
                                                                          CPI     of one Dollar
                                                                  -----------     -------------
                                                                       Points               NIS
                                                                  -----------     -------------
         At September 30, 2006                                        186.48             4.302
         At September 30, 2005                                        184.15             4.598
         At December 31, 2005                                         185.05             4.603


                                                                  Change in %       Change in %
                                                                  -----------       -----------

         For the nine months ended September 30, 2006                    0.8              (6.5)
         For the three months ended September 30, 2006                  (0.8)             (3.1)

         For the nine months ended September 30, 2005                    1.9               6.7
         For the three months ended September 30, 2005                   1.4               0.5

         For the year ended December 31, 2005                            2.4               6.9


Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified. In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit. In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel. No further action has been taken by the court.

         2. Pursuant to a resolution of ECI's Board of Directors approved in June 2006, ECI distributed 2.9 million shares of ECtel Ltd. ("ECtel") to ECI's shareholders of record as of June 29, 2006. These shares constituted approximately 15.9% of ECtel's outstanding shares.

                  Koor received 815,660 ECtel shares in this distribution, as a result of which Koor now holds a 19.2% interest in ECtel. The Company's investment in ECtel is accounted for according to the equity method as of the third quarter of 2006.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         3. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings in accordance with Israeli GAAP:

                                                                                                                For the year
                                                                                                                       ended
                                     Nine months ended September 30      Three months ended September 30         December 31
                                     ------------------------------      -------------------------------
                                              2006             2005                 2006            2005                2005
                                     -------------    -------------      ---------------  --------------      --------------
                                                Unaudited                           Unaudited                        Audited
                                     ------------------------------      -------------------------------      --------------
                                              US$ thousands                       US$ thousands               US$  thousands
                                     ------------------------------      -------------------------------      --------------
         Net earnings of ECI
          as reported in
          conformity with
          U.S. GAAP                         19,787            32,225              7,088             6,217            39,864

         Adjustments:
         -----------

         Share-based payments
          expenses (*)                         823         (*)(2,095)                88        (*) (1,405)       (*) (2,195)
         Financing income
         (expenses)  from                   (2,682)           20,423              2,333              (449)           19,226
          derivative financial
          instruments
         Amortization and
          realization of excess
          cost allocated to
          intangible assets                     55            (1,635)                 8            (1,060)           (2,726)
         Loss on marketable
          securities                             -               (66)               233               (66)             (212)
         ECI's equity in
          results of affiliate
          (See Note 3A(4))                  (1,704)                -                  -                 -                  -
         Distribution of
          available-for-sale
          securities as dividend
          in kind                           (4,075)                -                  -                 -                 -
         Cumulative effect
          as of the beginning
          of the year of change
          in accounting method
          (See Note 3A(4))                   1,704                 -                  -                 -                 -
                                     -------------    -------------      ---------------    -------------     --------------

         Net earnings of ECI
          in conformity with
          Israeli GAAP                      13,908         (*)48,852              9,750             3,237         (*)53,957
                                     =============    ==============     ==============     =============     ==============

         (*) Restated - see Note 1C(4).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         4. Due to the fact that the financial statements of an investee company are not made available to ECI on a timely basis that would enable ECI to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements with a three month lag.

                  Under U.S GAAP a change in accounting principle should be treated by restatement, however as the change in accounting principle did not have a material impact on ECI's financial position or results of operations, prior periods were not restated.

                  Under Israeli GAAP a change in accounting principle is treated by presenting the cumulative effect of the accounting change as of the beginning of the year, however as the change in accounting principle did not have a material impact on Koor's financial position or results of operations, Koor has not presented the cumulative effect as of the beginning of the year and has recorded the impact thereof in the amount of $
                  0.4 million in the second quarter of 2006.

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to $243.1 million (September 30, 2005 - $152.7 million; December 31, 2005 - $146.5 million).

                  The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is about $250 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         2. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers.
                  The indemnification amount as at the balance sheet date is $65 million (December 31, 2005 - $ 76 million).

         3. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary shares of par value NIS 1 of M-A Industries. Of these, 2,500 thousand options were deposited with a trustee for future distribution. On March 8, 2006, the board of directors of M-A Industries resolved to issue the balance of the abovementioned options to employees. The fair value of the capital instruments granted is approximately $3.7 million.

         4. During the reporting period, NIS 8,208 thousand par value of debentures (Series A) of M-A Industries were converted into 873 thousand ordinary shares, NIS 1 par value, of M-A Industries. Furthermore, $13,675 thousand par value of debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted into 3,011 thousand ordinary shares, NIS 1 par value, of M-A Industries.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         5. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to $150 million.

                  The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.

                  As at the balance sheet date, M-A Industries holds 24,875,703 par value of its shares, representing approximately 5.4% of its total issued and paid-up share capital, in the amount of $134 million. In August 2006, the board of directors of M-A Industries approved the termination of the buy-back policy, due to its completion. See also Note 3B(9).

         6.       Seasonality

                  Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries' revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries' worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

         7. On March 8, 2006, the board of directors of M-A Industries resolved to change the dividend policy such as beginning of the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period.

                  On November 7, 2006 the board of directors of M-A Industries resolved to re-examine the abovementioned resolution regarding the dividend payment. The re-examination process will be completed up to the publication of M-A Industries financial results for 2006. Therefore no dividend will be distributed in respect of the second and third quarters of 2006.

                  In May 2006, M-A Industries' board of directors resolved to distribute a dividend of $ 28.8 million that was paid on August 31, 2006. The Company's share of the dividend was NIS 42 million.

         8. During the first nine months of 2006, Koor purchased 35,297,993 shares of M-A Industries for an aggregate amount of NIS 818 million. Koor's holding in the voting rights of M-A Industries at September 30, 2006 was 40.2%. See also Note 3B(9).

         9. Subsequent to the acquisition of shares of M-A Industries by Koor and by M-A Industries since the fourth quarter of 2005 described in Note 3B(8) and Note 3B(5), respectively, ("the acquisition period") Koor's stake in M-A Industries has increased by 10.1% as follows: fourth quarter of 2005 - 0.8%; first quarter of 2006 - 0.7%; second quarter of 2006 - 1.9%; third quarter of 2006 - 6.7%.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         9.       (Cont'd)

                  Pursuant to the acquisition of shares, excess cost of assets purchased over their book values in the amount of $ 111 million was derived ("excess cost"). The Company retained an independent valuation expert to prepare a purchase price allocation in respect of the said excess cost in accordance with Accounting Standard No. 20.

                  Pending completion of the abovementioned purchase price allocation, the Company has estimated the allocation of the excess cost to M-A Industries' tangible and intangible assets, as follows:

                                                   US$       Amortization
                                                 millions    period
                                                 --------    ------------

                  Inventory                         7.3      6 months
                  Intangible assets (product
                   registration, customer
                   relationship, trademark,
                   product portfolio)              47.7      5-15 years, and
                                                             according to period
                                                             of expected future
                                                             economic benefits

                  In-process research and
                   development                      0.5      Upon acquisition

                  Deferred taxes                  (8.8)      According to the
                                                             amortization of the
                                                             related assets

                  Goodwill                         64.3
                                              ---------

                                                  111.0
                                              =========

                  In accordance with the abovementioned estimate of the allocation of the excess cost, during the nine months and three months ended September 30, 2006, the Company recorded amortization expenses in respect of the excess cost of NIS 21 million and NIS 14 million, respectively.

                  Upon completion of the purchase price allocation by the independent valuation expert, the Company's estimation of the purchase price allocation as described above may be subject to various adjustments.


         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         1. In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo").

                  This sale was executed in two stages.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

                  In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for $10.5 million. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties.
                  The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights").

                  Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

                  On June 22, 2005, ("the completion date"), the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

                  The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

                  Below is the data on the results of Telrad:

                                                                 Nine months
                                                                       ended
                                                                September 30
                                                                        2005
                                                               -------------
                                                                   Unaudited
                                                               -------------
                                                               NIS thousands
                                                               -------------

                  Revenues                                          177,631
                  Operating costs and expenses                      201,179

         2. During the nine-month period ended September 30, 2006, Telrad's Board of Directors approved a reorganization program which includes various efficiency measures including, inter alia, the retirement of employees. The financial statements for the current reporting period include Koor's share in these employee retirement expenses in the amount of NIS 37 million.

         3. Telrad was granted during the balance sheet period a put option from certain shareholders by which Telrad has the right to compel these shareholders to purchase a certain asset from it for the price of $ 10 million. The option is in effect for a year from the date it was granted or until Telrad receives loans from a third party.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         D.      Sheraton-Moriah (Israel) Ltd. ("Sheraton") - a subsidiary

         During the first quarter of 2006, Sheraton completed the purchase of the remaining 50% of the shares of Yehuda Hotels Ltd., for consideration of NIS 55 million. Therefore the financial statements of Yehuda Hotels Ltd. have been fully consolidated in the financial statements for the first quarter of 2006.

         The effect of the full consolidation of Yehuda Hotel Ltd. is not material to the consolidated financial statements of the Company.


Note 4 - Contingent Liabilities and Commitments

         A. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

                  In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

                  Further to the sale of shares of Telrad Networks (as described in Note 3C), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

         B. On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment was the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claimed that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

                  On June 18, 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400,000 on Koor.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 5 - Material Events During the Period

         1. In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.

                  The transaction was completed on April 11, 2006 after receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner.

                  According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million.

                  Subsequent to the acquisition of Epsilon's shares, excess cost in the amount of NIS 75 million was derived. Of the excess cost of the investment, NIS 10 million was allocated to intangible assets (trademark and customer base, product portfolio) and NIS 64 million was allocated to goodwill.

                  The Company's investment in Epsilon is accounted for according to the equity method, as there is no joint control agreement, as defined by Israeli accounting standards, between all of Epsilon's shareholders.

         2. On May 1, 2006, Discount Investments Corp. Ltd., a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group, as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, Koor's former Chief Executive Officer ("CEO") and current Chairman of the Board of Directors) and another company related to the family of Jonathan B. Kolber, all of Koor's shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of Koor's outstanding shares, for $445.8 million. All approvals, to which the transaction was subject, including Israel's anti-trust commissioner, have been granted. On July 3, 2006, this transaction closed and 5,081,033 of Koor's shares, or approximately 30.9% of Koor's outstanding shares, were transferred to Discount Investments Corp. for approximately $394 million, and a put option, exercisable during December 2006, was granted to Anfield Ltd. in respect of the remaining 672,174 shares. Subsequent to the transfer of shares, all of Koor's directors resigned from the Board of Directors and new directors were nominated. Furthermore, Koor's CEO resigned and a new CEO was appointed. Discount Investments is held 74.2% by IDB Development, which also directly holds 10% of Koor's outstanding ordinary shares.

                  Subsequent to the abovementioned transfer of shares and the ensuing managerial changes, the Company recorded a provision for retirement of employees in the second quarter in the amount of NIS 26 million.

         3. On September 28, 2006 Discount Investments completed a special tender offer, whereby it purchased an additional 890,000 shares, or approximately 5.4% of Koor's outstanding shares, from the public.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 5 - Material Events During the Period (cont'd)

         4. On August 20, 2006, pursuant to completion of a public offering in Israel the Company issued debentures with a par value of NIS 600 million. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016.

                  The Israeli Securities Authority and the Tel Aviv Stock Exchange approved the listing of the debentures for trading on the Tel Aviv Stock Exchange.

                  The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.


Note 6 - Discontinued Operations

         1. On November 30, 2005, the closing of the transactions for the sale of Elisra Electronic Systems Ltd. ("Elisra") to Elbit Systems Ltd. took place, in accordance with the agreements from July 6, 2005. As a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

                  Following are the assets and liabilities relating to the discontinued operations:

                                                                                  September 30
                                                                                          2005
                                                                                 -------------
                                                                                     Unaudited
                                                                                 -------------
                                                                                 NIS thousands
                                                                                 -------------
                  Assets related to discontinued operations:
                  -----------------------------------------
                  Cash and cash equivalents                                            217,292
                  Short-term deposits and investments                                   10,828
                  Trade receivables                                                    435,132
                  Other accounts receivable                                             41,129
                  Inventories and work in progress, net of customer advances           155,763
                  Other long term investments and receivables                          119,015
                  Fixed assets, net                                                    114,457
                  Intangible assets, deferred tax assets and deferred expenses          24,184
                                                                                 -------------
                  Total assets                                                       1,117,800
                                                                                 =============

                  Liabilities related to discontinued operations:
                  ----------------------------------------------
                  Credit from banks and others                                         160,709
                  Trade and other payables                                             308,126
                  Customer advances                                                    186,614
                  Customer advances, net of costs incurred on projects                 107,133
                  Deferred taxes                                                         7,251
                  Liability for employee severance benefits, net                        34,329
                  Minority interest                                                     87,591
                                                                                 -------------
                                                                                       891,753
                                                                                 =============

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

         1.      (cont'd)

         Following are the results of operations of the discontinued operations:

                                                                Nine months       Three months              Year
                                                                      ended              ended             ended
                                                               September 30       September 30       December 31
                                                                       2005               2005              2005
                                                              -------------      -------------     -------------
                                                                  Unaudited          Unaudited           Audited
                                                              -------------      -------------     -------------
                                                              NIS thousands      NIS thousands     NIS thousands
                                                              -------------      -------------     -------------

         Revenues and earnings

         Revenue from sales and services                           750,993            241,721           969,235
         Other income, net                                               -                  -           142,734
                                                              -------------      -------------     -------------
                                                                   750,993            241,721         1,111,969
                                                              -------------      -------------     -------------

         Costs and losses
         Cost of sales and services                                644,382            219,072           894,249
         Selling and marketing expenses                             69,720             23,921            91,817
         General and administrative expenses                        37,046             11,069            50,996
         Finance expenses, net                                       1,993              1,599             3,271
         Other expenses, net                                         1,491                760                 -
                                                              -------------      -------------     -------------
                                                                   754,632            256,421         1,040,333
                                                              -------------      -------------     -------------

         Earnings before income tax                                 (3,639)           (14,700)           71,636
         Income tax                                                 (1,145)             4,500           (15,874)
                                                              -------------      -------------     -------------
                                                                    (4,784)           (10,200)           55,762

         Minority interest in subsidiaries' results, net              (352)             1,154            44,116
                                                              -------------      -------------     -------------

         Net earnings for the period                                (5,136)            (9,046)           99,878
                                                              =============      =============     =============

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 6 - Discontinued Operations (cont'd)

         2.      Koor Trade Ltd. (cont'd)

         On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.

         In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a period stipulated in the agreement, at a price that exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company), the sale price will be increased by an increment amount.

         Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.

         The sale of Koor Trade did not have a significant impact on the Company's financial results.

         Following are the assets and liabilities relating to the discontinued operation as at:

                                                                 September 30       December 31
                                                                         2005           2005(*)
                                                                -------------     -------------
                                                                      Audited           Audited
                                                                -------------     -------------
                                                                NIS thousands     NIS thousands
                                                                -------------     -------------

         Assets related to discontinued operation:
         -----------------------------------------
         Cash and cash equivalents                                   29,418             30,379
         Short-term deposits and investments                          5,412              4,713
         Trade receivables                                           53,424             59,769
         Other accounts receivable                                   20,721             13,732
         Inventories                                                 16,449             19,567
         Investments in affiliates                                   22,384             18,530
         Other long-term investments and receivables                 25,179             37,575
         Fixed assets, net                                            6,357              6,989
         Intangible assets, deferred tax assets
          and deferred expenses, net                                  7,087              7,562
                                                                -------------     -------------

                                                                    186,431            198,816
                                                                =============     =============

         Liabilities related to discontinued operation:
         ----------------------------------------------
         Credit from banks and others                                 9,681              9,629
         Trade and other payables                                   111,581            120,096
         Other long-term liabilities                                    241             27,999
         Liability for employee severance benefits, net               1,458              1,645
         Minority interest                                              730                679
                                                                -------------     -------------

                                                                    123,691            160,048
                                                                =============     =============
         (*)  Reclassified

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         Following are the results of operations of the discontinued operations, as included in the financial statements, for the:

                                                                                                                For the year
                                                                                                                       ended
                                     Nine months ended September 30      Three months ended September 30         December 31
                                     ------------------------------      -------------------------------
                                              2006             2005                 2006            2005                2005
                                     -------------    -------------      ---------------  --------------      --------------
                                                Unaudited                           Unaudited                        Audited
                                     ------------------------------      -------------------------------      --------------
                                              NIS thousands                       NIS thousands
                                     ------------------------------      -------------------------------      --------------
         REVENUES AND
          EARNINGS
         Revenue from sales
          and services                    41,203            121,346                  -            44,868            157,171
         Group's equity in
          the operating
          results of
          affiliates, net                      -            (29,684)                 -                 -            (33,674)
         Other income                      4,599              2,157                  -               320                  -
                                    -------------      -------------     --------------    --------------     --------------
                                          45,802             93,819                  -            45,188            123,497
                                    -------------      -------------     --------------    --------------     --------------
         COSTS AND LOSSES
         Cost of sales and
          services                        27,309             87,357                  -            31,190            110,160
         Selling and
          marketing
          expenses                         7,431             19,524                  -             7,035             28,827
         General and
          administrative
          expenses                         4,495              7,564                  -             3,159             11,524
         Other expenses                    2,840                  -                  -                 -             18,068
         Finance expenses
          (income), net                     (318)               931                  -                20              1,409
                                    -------------      -------------     --------------    --------------     --------------
                                          41,757            115,376                  -            41,404            169,988
                                    -------------      -------------     --------------    --------------     --------------

         EARNINGS (LOSS)
          BEFORE INCOME TAX                4,045            (21,557)                 -             3,784            (46,491)
         Income tax                       (1,459)            (3,257)                 -              (754)            (2,855)
                                    -------------      -------------     --------------    --------------     --------------
                                           2,586            (24,814)                 -             3,030            (49,346)
         Minority interest in
          subsidiaries'
          results, net                      (253)              (237)                 -              (219)              (151)
                                    -------------      -------------     --------------    --------------     --------------

         NET EARNINGS (LOSS)
          FOR THE PERIOD                   2,333            (25,051)                 -             2,811            (49,497)
                                    =============      =============     ==============    ==============     ==============

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Business Segments
=
         Data regarding business segments of the Koor Group:

                                                                                                                For the year
                                                                                                                       ended
                                     Nine months ended September 30      Three months ended September 30         December 31
                                     ------------------------------      -------------------------------
                                              2006         (**)2005                 2006            2005                2005
                                     -------------    -------------      ---------------  --------------      --------------
                                                Unaudited                           Unaudited                        Audited
                                     ------------------------------      -------------------------------      --------------
                                              NIS thousands                       NIS thousands
                                     ------------------------------      -------------------------------      --------------
         REVENUES FROM
          SALES AND SERVICES

         Telecommunications              204,656           390,902             68,006             61,324            452,433
         Tourism                         433,393           386,435            140,343            156,038            526,194
         Others                            7,544             7,080              2,538              3,369              9,755
                                    -------------      -------------     --------------    --------------     --------------
                                         645,593           784,417            210,887            220,731            988,382
                                    =============      =============     ==============    ==============     ==============

         GROUP'S EQUITY
          IN THE RESULTS
          OF INVESTEE
          COMPANIES, NET

         Telecommunications              (78,379)        (*) 43,042            (1,475)           (*)(452)         (*)27,050
         Agro-chemicals                  163,462            297,375            24,603             62,551         (*)359,200
         Defense electronics                   -            (14,386)                -             (1,199)           (23,288)
         Venture capital
          investments                     (3,733)            (1,022)           (1,512)               148               (755)
         Tourism                             736             (1,123)              745                 34             (1,769)
         Others                            3,594                882             2,784                497             (1,076)
                                     -------------      -------------     --------------    --------------     --------------
                                          85,680        (*) 324,768            25,145          (*)61,579         (*)359,362
                                     =============      =============     ==============    ==============     ==============

         EARNINGS BEFORE
          INCOME TAX

         Telecommunications              (79,381)        (*)(5,914)              (798)         (*)(1,190)        (*)(33,517)
         Agro-chemicals                  163,462           495,999             24,603             60,824         (*)557,824
         Defense electronics                   -            15,204                  -             11,350             56,180
         Venture capital
          investments                    (12,098)          (53,751)             1,935            (11,657)           (41,472)
         Tourism                          31,311            24,835             13,256             15,026             27,646
         Others                            1,722            (3,818)             4,851               (944)            (5,006)
                                     -------------      -------------     --------------    --------------     --------------
        Total                            105,016           472,555             43,847             73,409            561,655

         Joint general
          expenses                       (26,920)       (*)(25,800)              (594)         (*)(5,115)       (*) (46,862)
         Financing expenses,
          net                           (101,474)         (140,419)           (30,488)           (43,023)          (182,957)
                                     -------------      -------------     --------------    --------------     --------------
        Earnings (loss)
          before income tax              (23,378)       (*)306,336             12,765          (*)25,271         (*)331,836
                                     =============      =============     ==============    ==============     ==============

          (*) Restated - See Note 1C(4).
         (**) See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.

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


                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 8 - Events Subsequent to the Balance Sheet Date

         On November 22, 2006, the Company entered into an agreement for the sale of the majority of its investment in Elbit Systems Ltd. (5.5%) to Federmann Enterprises Ltd. ("Federmann") for total consideration of approximately $ 70 million, to be received in five equal quarterly installments, bearing interest according to the LIBOR rate. The first installment is to be received by December 26, 2006. The Company will record a capital gain of approximately $ 12 million as a result of the transaction.

         The shareholders' agreement entered into on December 27, 2004 and amended on July 6, 2005 between the Company and Federmann will be nullified upon receipt of the first payment.



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